                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           SUNDEW INTERNATIONAL, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   86729P 10 3
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                / / Rule 13d-1(c)
                                /x/ Rule 13d-1(d)

CUSIP No. 86729P 10 3                                                  Page 2 of 5

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1      NAME OF REPORTING PERSON                                     Michael C. Tay

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  ___
                                                                        (b)   X
                                                                             ---

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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

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       NUMBER OF          5      SOLE VOTING POWER                       2,070,000
         SHARES           --------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER                             0
        OWNED BY          --------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER                  2,070,000
       REPORTING          --------------------------------------------------------
        PERSON            8      SHARED DISPOSITIVE POWER                        0
         WITH
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         2,070,000

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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             ---

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                             88.1%

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12         TYPE OF REPORTING PERSON

                                                                                IN

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CUSIP No. 86729P 10 3                                                  Page 3 of 5

Item 1(a).        Name of Issuer:

                  Sundew International, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1422 Chestnut Street, Suite 410
                  Philadelphia, PA 19102

Item 2(a).        Name of Person Filing:

                  Michael C. Tay

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  1422 Chestnut Street, Suite 410
                  Philadelphia, PA 19102

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value

Item 2(e).        CUSIP Number:

                  86729P 10 3

Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or
                  13d-2(b) or (c), check whether the person filing is a:

      (a) /  / Broker or dealer registered under Section 15 of the Exchange
               Act.
      (b) /  / Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c) /  / Insurance company as defined in Section 3(a)(19) of the
               Exchange Act.
      (d) /  / Investment company registered under Section 8 of the Investment
               Company Act.
      (e) /  / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      (f) /  / An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F).
      (g) /  / A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G).
      (h) /  / A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act.
      (i) /  / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
               Company Act.
      (j) /  / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Not Applicable

CUSIP No. 86729P 10 3                                                  Page 4 of 5

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item
          1.

          (a) Amount beneficially owned:                              2,070,000*

          (b) Percent of class:                                          88.1%**

          (c) Number of shares as to which the person has:

               (i) Sole power to vote or direct the vote:              2,070,000
              (ii) Shared power to vote or to direct the vote:                 0
             (iii) Sole power to dispose or to direct the
                   disposition of:                                     2,070,000
              (iv) Shared power to dispose or to direct the
                   disposition of:                                             0

     *    Includes 60,000 shares owned by Mr. Tay's son, as to which Mr. Tay disclaims beneficial ownership.

     **   Based on 2,349,000 shares outstanding as of January 28, 2002.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the
         Security Being Reported on by the Parent Holding Company or Control
         Person.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

CUSIP No. 86729P 10 3                                                  Page 5 of 5

Item 10. Certification.

         Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 28, 2002                               /s/ Michael C. Tay
                                                      --------------------------
                                                          Michael C. Tay